

20004540

Securities and Exchange Commission
Trading and Markets

FEB 2 4 2020

RECEIVED

Mail Processing
FEB 2 4 2020
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

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SEC FILE NUMBER

8-69303

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 AND ENDING 12/31/19
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Corporate Partners & Co. LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

45 Rockefeller Plaza, Suite 2626

(No. and Street)

New York   NY   10111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David J. Boemo   212-632-6386
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name – if individual, state last, first, middle name)

1411 Broadway, 9th Floor   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Boemo _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Corporate Partners & Co. LLC _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

> CATHERINE M MASON
> Notary Public - State of New York
> NO. 01MA6173498
> Qualified in Queens County
> My Commission Expires 8/27/23

_____
Signature

CFO / FINOP
_____
Title

Catherine M. Mason
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 Exemption Report
- [ ] (p) Rule 15c3-3 Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Corporate Partners & Co. LLC

Financial Statements and
Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2019

CORPORATE PARTNERS & CO. LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Corporate Partners & Co. LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corporate Partners & Co. LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 13, 2020

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CORPORATE PARTNERS & CO. LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS:		
Cash	$	75,046
Other assets		28,235
Total assets	$	103,281
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	34,978
Due to affiliate		18,151
Total liabilities		53,129
MEMBER'S EQUITY:		50,152
Total liabilities and member's equity	$	103,281

CORPORATE PARTNERS & CO. LLC

<u>NOTES TO FINANCIAL STATEMENTS</u>

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Corporate Partners & Co. LLC, formerly Corporate Partners Advisors LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware. The Managing Member and sole owner of the Company is CPXR, LLC (the "Managing Member").

   The principal business activity of the Company is to provide a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

   Effective July 15, 2014, the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Liquidity – The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Managing Member that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

   Uses of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

   Concentrations of Credit Risk – The Company maintains its cash balances at one financial institution, Citibank N.A. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

   Income Taxes – As a single-member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner, the Managing Member. The Managing Member files a New York City unincorporated business tax ("UBT") return and a portion of this tax is allocated to the Company based on its pro-rata earnings. At December 31, 2019, the Managing Member has determined that the Company has no tax liability related to its share of UBT.

   At December 31, 2019, the Managing Member has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Managing Member is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

CORPORATE PARTNERS & CO. LLC

NOTES TO FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition – Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides corporate advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the statement of financial condition.

There were no contract assets, contract liabilities, or accounts receivables as of January 1, 2019 and December 31, 2019.

3. RELATED PARTY TRANSACTIONS

In accordance with the Expense Sharing Agreement dated November 5, 2013, as most recently amended on July 1, 2019, Corporate Partners II Management LLC (the "Affiliate") charged the Company for its allocated share of certain overhead expenses, totaling $134,156 for the year ended December 31, 2019, of which $18,151 remains unpaid as of December 31, 2019 and is included in due to affiliate on the accompanying statement of financial condition. This balance is non-interest bearing and payable on demand.

4. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $21,917, which was $16,917 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.42 to 1 at December 31, 2019.

5. COMPLIANCE WITH RULE 15C3-3

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

CORPORATE PARTNERS & CO. LLC

NOTES TO FINANCIAL STATEMENTS

6. **SUBSEQUENT EVENTS**

The Company evaluated events and transactions occurring after December 31, 2019 through February 13, 2020, which is the date that these financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Based on the Company's evaluation, there are no subsequent events that require disclosure.